China Xuefeng Environmental Engineering Inc.
229 Tongda Avenue
Economic and Technological Development Zone,
Suqian, Jiangsu Province
People's Republic of China

January 25, 2016

VIA EDGAR

John Cash, Accounting Branch Chief
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:         China Xuefeng Environmental Engineering Inc.
Form 10-K/A for the Year Ended May 31, 2016
Filed December 28, 2016
File No. 333-175483

Dear Mr. Cash:

We are in receipt of your comment letters dated January 11, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company's responses:

Risk Factors

"Through agreements with a group of shareholders…….", Page 5

1.
Please revise the risk factor as well as footnote 3 to the Beneficial Ownership table on page 15 to disclose the fact that Mr. Yuan Li has had effective control of 50.24% of the outstanding shares of the company since April 2013 based on written authorization agreements he entered into with 19 shareholders, prior to him entering into similar agreements in January 2016 which increased his control to 50.31%, as noted in your response to comment 6 in our letter dated November 23, 2016.

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that we have revised the risk factor to the following on page 5 of the 10-K/A:

"Through agreements with a group of shareholders, our President and CEO has control over majority interest of the Company.

In April 2013, our President and CEO Mr. Li Yuan entered into written authorization agreements with 19 shareholders of the Company, which gave him investing and dispositive power of the shares held by these individuals and control of 50.24% of the total voting ownership. In January 2016, Mr. Yuan entered into similar agreements with 53 additional shareholders that provided Mr. Yuan with control to a total voting ownership of 50.31% as of August 30, 2016.  Mr. Yuan is able to exercise control over all matters requiring shareholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. He also has significant control over our management and policies and will be able to significantly influence decisions affecting our capital structure. This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in Company's best interest."

In addition, we have revised footnote 3 to the beneficial ownership table to disclose the fact that Mr. Yuan Li had effective control of 50.24% of the outstanding shares of the company on April 2013 based on written authorization agreements he entered into with the 19 shareholders."

Item 9A – Controls and Procedures, Page 14

2.
We note your response to comment 3 in our letter dated November 23, 2016 and your disclosures in Item 9A in your Form 10-K/A#2; however, it does not appear to us that you addressed our comment. As previously requested, please amend your filing to clearly state, as noted in your response letter, that "management concluded internal control over financial reporting was not effective as of May 31, 2016."

RESPONSE: We note the Staff's comment, and in response thereto, respectfully advise the Staff that we amend our disclosures in Item 9A to clearly state management's conclusion that our internal control over financial reporting was not effective as of May 31, 2016.

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at jye@ortolirosenstadt.com or (212) 829-8955.

          China Xuefeng Environmental Engineering Inc.

          By: /s/ Li Yuan______________________
          Name: Li Yuan
          Title: President & Chief Executive Officer